No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice regarding the Results of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 21, 2023

[Translation]

November 21, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome
Minato-ku, Tokyo 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice regarding the Results of the Tender Offer for Shares of

Yachiyo Industry Co., Ltd. (Securities Code: 7298)

On October 4, 2023, Honda Motor Co., Ltd. (the “Tender Offeror”) decided to acquire the shares of common stock of Yachiyo Industry Co., Ltd. ((securities code: 7298) listed on the Standard Market of Tokyo Stock Exchange, Inc. (“TSE”)) (the “Target Company”) (the “Target Company Shares”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “FIEA”), following which the Tender Offeror commenced the Tender Offer on October 5, 2023. Accordingly, the Tender Offeror hereby announces that the Tender Offer ended on November 20, 2023, as described below.

1.	Overview of the purchase

(1)	Name and location of the Tender Offeror

Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo

(2)	Name of the Target Company

Yachiyo Industry Co., Ltd.

(3)	Class of shares for purchase

Shares of common stock

(4)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
11,909,304 shares	3,904,850 shares	— shares

(Note 1)

If the total of the shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased (3,904,850 shares), the Tender Offeror will purchase none of the Tendered Shares. If the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased (3,904,850 shares), all of the Tendered Shares will be purchased.

(Note 2)

Because the maximum number of shares to be purchased has not been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (11,909,304 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (11,909,304 shares) is obtained by deducting (a) and (b) from (c), wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2023 (29,446 shares (excluding, however, 59,876 Target Company Shares owned by the board incentive plan (BIP) trust as of the same date), (b) is the number of Target Company Shares owned by the Tender Offeror as of October 4, 2023 (12,103,950 shares), and (c) is the total number of issued shares as of June 30, 2023 (24,042,700 shares) stated in the Quarterly Report for the first quarter of the 71st fiscal year filed by the Target Company with the competent authority on August 10, 2023.

(Note 3)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act (Act No. 86 of 2005; as amended), the Target Company may purchase those shares during the purchase period of the Target Company Shares in the Tender Offer (the “Tender Offer Period”) in accordance with the procedures under the laws and regulations.

(Note 4)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(5)	Purchase period

(I)	Purchase period originally specified in the tender offer statement

From October 5, 2023 (Thursday) to November 20, 2023 (Monday) (31 business days)

(II)	Possibility of extension upon request by the Target Company

Not applicable.

(6)	Purchase price

1,390 Japanese yen per share of common stock

2.	Results of the Tender Offer

(1)	Whether or not the Tender Offer has been successful

In the Tender Offer, the Tender Offeror set the condition that if the total number of the Tendered Shares does not reach the minimum number of shares to be purchased (3,904,850 shares), none of the Tendered Shares will be purchased. However, as the total number of the Tendered Shares (9,947,966 shares) has reached the minimum number of shares to be purchased (3,904,850 shares), all the Tendered Shares will be purchased, as described in the public notice of commencement of the Tender Offer and the tender offer statement (including the matters amended by the amended statements to the tender offer statement filed on October 11, 2023 and October 16, 2023, respectively).

(2)	Date and name of newspaper for public notice of the results of the Tender Offer

Pursuant to Article 27-13, paragraph (1) of the FIEA, the Tender Offeror released the results of the Tender Offer to news media on November 21, 2023 at the Tokyo Stock Exchange through the method stipulated in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”).

(3)	Number of shares purchased through the Tender Offer

Type of share	(I) Number of tenders converted into shares	(II) Number of purchases converted into shares
Shares	9,947,966 shares	9,947,966 shares
Share option certificates	— shares	— shares
Corporate bond certificates with share options	— shares	— shares
Beneficiary certificates of shares in trust ( )	— shares	— shares
Depository receipts for shares ( )	— shares	— shares
Total	9,947,966 shares	9,947,966 shares
(Total number of shares (diluted))	—	(— shares)

(4)	Ownership ratio of shares after the purchase

Number of voting rights pertaining to shares owned by the Tender Offeror before the purchase	121,039 voting rights	(Ownership ratio of shares before the purchase: 50.41%)
Number of voting rights pertaining to shares owned by specially related parties before the purchase	275 voting rights	(Ownership ratio of shares before the purchase: 0.11%)
Number of voting rights pertaining to shares owned by the Tender Offeror after the purchase	220,519 voting rights	(Ownership ratio of shares after the purchase: 91.83%)
Number of voting rights pertaining to shares owned by specially related parties after the purchase	— voting rights	(Ownership ratio of shares after the purchase: —%)
Number of voting rights of all shareholders of the Target Company	240,094 voting rights

(Note 1)

The “number of voting rights pertaining to shares owned by specially related parties before the purchase” is the total number of voting rights pertaining to shares owned by each of the specially related parties (excluding, however, those who are excluded from specially related parties pursuant to Article 3, paragraph (2), item (i) of the Cabinet Office Order in the calculation of the ownership ratio of shares under each item of Article 27-2, paragraph (1) of the FIEA).

(Note 2)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of September 30, 2023, as stated in the Quarterly Report for the second quarter of the 71st fiscal year filed by the Target Company with the competent authority on November 10, 2023 (the “Target Company Second Quarterly Report”) (one unit of shares is stated to consist of 100 shares). However, since shares in quantities of less than one unit are also subject to the Tender Offer, for the purpose of calculating the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” the number of voting rights (240,132 voting rights) pertaining to the number of shares obtained by deducting (a) from (b) (24,013,235 shares) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of September 30, 2023 (29,465 shares (excluding, however, 59,876 Target Company Shares owned by the board incentive plan (BIP) trust as of the same date), and (b) is the total number of issued shares as of the same date (24,042,700 shares) stated in the Target Company Second Quarterly Report.

(Note 3)	Any fraction in the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase” is rounded off to two decimal places.

(5)	Calculation if the purchase through the Tender Offer is conducted on a pro rata basis

Not applicable.

(6)	Method of settlement

(I)	Name and location of the head office of the financial instruments business operator, bank or the like that settles the purchase

Mizuho Securities Co., Ltd. 1-5-1, Otemachi, Chiyoda-ku, Tokyo

(II)	Commencement date of settlement

November 28, 2023 (Tuesday)

(III)	Method of settlement

Without delay after expiration of the Tender Offer Period, a notice of the purchase through the Tender Offer shall be sent by mail to the address of the tendering shareholders (“Tendering Shareholders”) (or of their standing proxy in the case of shareholders who are residents of foreign countries (including corporate shareholders; “Foreign Shareholders”)). Purchase shall be made in cash. Subject to the instructions of the Tendering Shareholders (or their standing proxy in case of Foreign Shareholders) and without delay on and after the commencement date of settlement, sales price concerning the purchased shares shall be remitted by the tender offer agent to the place designated by the Tendering Shareholders (or their standing proxy in case of Foreign Shareholders), or shall be paid to the Tendering Shareholders’ account held at the tender offer agent that accepted the tender application.

3.	Policies after the Tender Offer and future prospects

The policies after the Tender Offer and future prospects remain unchanged from the content provided in the “Notice regarding the Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)” released on October 4, 2023 (including the matters amended as publicized in the “(Amendment) Notice regarding Amendment to “Notice regarding the Commencement of the Tender Offer for Shares of Yachiyo Industry Co., Ltd. (Securities Code: 7298)” in Accordance with Filing of an Amended Statement in Connection with the Tender Offer Statement” released by the Tender Offeror on October 11, 2023 and October 16, 2023).

Based on the results of the Tender Offer, the Tender Offeror plans to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company. As of today, the Target Company Shares are listed on the TSE Standard Market; however, if those procedures are conducted, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the TSE. After the delisting, the Target Company Shares will no longer be traded on the TSE Standard Market. The Tender Offeror will discuss future procedures with the Target Company, and the Target Company will publicize them as soon as they are determined.

4.	Place where a copy of the Tender Offer report is kept for public inspection

Honda Motor Co., Ltd.	1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

End

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepared based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

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